Exhibit 5.1

[Letterhead of DraftKings Inc.]

June 29, 2020

DraftKings Inc.,
222 Berkeley Street, 5th Floor,
Boston, Massachusetts 02116.

Ladies and Gentlemen:

I am the Chief Legal Officer and Secretary of DraftKings Inc., a Nevada corporation (the “Company”), and have acted as such in connection with the authorization to issue up to: (a) 52,870,000 shares of Class A common stock, par value $0.0001 per share, of the Company (“Class A Common Stock”) issuable under the DraftKings Inc. 2020 Incentive Award Plan (the “2020 Plan”), (b) 5,840,000 shares of Class A Common Stock issuable under the DraftKings Inc. Employee Stock Purchase Plan (the “ESPP”), (c) 58,675,996 shares of Class A Common Stock underlying awards granted under the DraftKings Inc. 2017 Equity Incentive Plan, as assumed by the Company (the “2017 Plan”), and the DraftKings Inc. 2012 Stock Option & Restricted Stock Incentive Plan, as assumed by the Company (the “2012 Plan”), and (d) 4,331,027 shares of Class A Common Stock underlying awards granted under the SBTech (Global) Limited 2011 Global Share Option Plan, as assumed by the Company (the “2011 Plan” and, together with the 2020 Plan, the ESPP, the 2017 Plan and the 2012 Plan, the “Plans”) (shares of Class A Common Stock in clauses (a)-(d), the “Securities”).

I have reviewed originals, or copies certified or otherwise identified to my satisfaction as copies of originals, of the various proceedings taken by the Company to effect such authorizations, and have examined such other agreements, instruments, documents and corporate records of the Company as I have deemed necessary or appropriate as a basis for the opinion hereinafter expressed.

Based upon the foregoing and having regard for such legal considerations as I deem relevant, I am of the opinion that the Class A Common Stock of the Company issued or issuable pursuant to the Plans has been duly authorized for issuance and will be legally issued, fully paid and non-assessable when issued as provided in the Plans.

I am admitted to practice only in the State of Colorado and do not purport to be an expert on the laws of any other jurisdiction other than the laws of the State of Colorado and Federal law. The opinion expressed in this opinion letter is as of the date of this opinion letter only and as to laws covered hereby only as they are in effect on that date, and I assume no obligation to update or supplement such opinion to reflect any facts or circumstances that may come to my attention after that date or any changes in law that may occur or become effective after that date.

DraftKings Inc.	-2-

I consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-8 filed under the Securities Act of 1933, as amended (the “Act”), to register the Securities and the reference to me under the heading “Legal Matters” in the Reoffer Prospectus. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ R. Stanton Dodge
R. Stanton Dodge
Chief Legal Officer and
Secretary